UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

“This translation is for information purposes only. In case of discrepancy between this document and the Spanish version, the Spanish version will prevail.”

Lima, February 26, 2019

Mr.
Luis Diaz Olivero
General Manager
Graña y Montero S.A.A.
Paseo de la República 4675, Lim.

Re: Issuance of subordinated bonds convertible into shares for up to US$65 million

Dear Sirs,

The purpose of this instrument is to provide you with an offer (the "Offer") to enter into a transaction for the issuance of subordinated bonds convertible into shares for up to US$65 million under the terms set forth in this offer letter (the "Issuance").

1.
Issuance. The Issuance documents shall be executed to the entire satisfaction of Inteligo Bank ("Inteligo"), Interseguro Compañía de Seguros S.A. ("Interseguro") and NWI Management LP ("NWI") (jointly, the "Investors") and shall contain at least the following terms and conditions:

Parties:	Investors and Issuer
Investors:	Inteligo Bank, Interseguro and NWI
Issuer:	Graña y Montero S.A.A. (the "Issuer")
Instrument
Bonds convertible into shares. The bonds shall be nominal, indivisible, freely tradable and shall be represented by book entries and registered in the accounting records held by Cavali. The shares to be converted shall be common, nominal, indivisible, with voting rights and shall represent an aliquot of the Issuer's capital stock, freely tradable and represented by book entries in Cavali.

The Issuer must make its best efforts to register the bonds with Euroclear simultaneously or within three months after issuance. It is stated that such obligation shall be regulated in the Issuance Documents but shall not (i) constitute a condition precedent for the subscription of the Bonds by Investors; or (ii) imply the obligation to make an international issuance.

Type of offer:	Private offer addressed to institutional investors without SMV authorization.

Issuance Amount:	Up to US$ 65,000,000. The Investors reserve the right to define in the Issuance Documents the percentage of interest that shall be assigned to each one in the subscription of the bonds.
Currency:	Dollars.
Use of Funds:	Repayment of Debts and Contributions to Subsidiaries
Total Term:	7 years (Bullet)
Compensatory Interest Rate:	7% (fixed) annual in dollars payable semi-annually
Default Interest Rate:
It is the interest rate applicable upon the occurrence and during the continuance of any Event of Default consisting of non-payment. The Default Interest Rate is applied in addition to the Compensatory Interest Rate and shall be equivalent to two percent (2.00%) effective annually.

Conversion of bonds into common shares of the Issuer
The nominal amount of the subordinated bonds may be converted by Investors into common shares of the Issuer, provided the following is complied with:

1.The conversion may be exercised at the sole option of the Investors as from the second year of the term of the Issuance.
2.The conversion price will be USD 0.6136 ("starting price").

If the conversion is not exercised by the Investors, the Issuer shall repay the bonds to the Investors at maturity.

Each Investor shall only be able to opt for the conversion of the whole of its holding; not being able to convert its Bonds into shares of the Issuer in a partial way.

Risk rating:
The Issuer must, at its own cost, obtain and deliver to the Investors a risk rating of the bond made by a risk rating agency of recognized international prestige. For such purposes, prior to issuance, the Issuer must request such rating and perform all acts reasonably necessary to obtain such rating. The Parties state that (i) a minimum rating will not be required; and (ii) obtaining such a rating is not a condition precedent for the subscription of the Bonds by Investors. The Issuance Documents shall include reasonable time limits for obtaining rating.

Guarantees:	Not applicable.
Issuance Documents:
They include as a whole:

(i)Indenture, including the conversion of the bonds into common shares with voting rights of the Issuer.
(ii)Subscription Agreement and other documents that may be necessary for the perfection of the Issuance.

Conditions Precedent to Closing and/or Disbursement:
The subscription of the bonds by Investors shall be subject to conditions precedent that are customary in this type of transactions to the reasonable satisfaction of Investors.

In addition, such subscription shall be subject to the following conditions: (i) after completion of the pre-emptive subscription procedure, Investors may subscribe for bonds totaling at least US$55 million, (ii) the Issuer’s management and board of directors approve the Issuance and recommend the Issuer's general shareholders meeting to approve the Issuance as being in the best interests of the Issuer, and the Issuer's general shareholders meeting approves the Issuance, (iii) the statutory period for challenging the corporate resolutions adopted by the Issuer to perfect the issuance has elapsed, without the Issuer's shareholders representing individually or jointly 1% or more of the total number of shares issued by the Issuer having judicially requested the challenge of said resolutions, unless, in the latter case, a legal opinion of a Peruvian law firm of recognized prestige is presented -approved by the Investors- indicating that such legal challenge has no basis, (iv) the Issuer has perfected the "Investment"; (v) in the reasonable opinion of the Investors, no Material Adverse Effect has occurred or may reasonably occur (as this term is defined in item 6 below) and (vi) in the reasonable opinion of the Investors, one or more circumstances, events, facts or developments have not occurred which reasonably could cause the Issuer's legal and/or reputational situation to deteriorate materially (including but not limited to circumstances, events, facts or developments related to its subsidiaries, shareholders, representatives, advisors, managers or officers) in relation to (a) acts of corruption, or bribery and/or similar crimes, including the expansion of ongoing investigations into new facts or allegations; and/or (b) illegal or improper acts or practices to obtain consents, permits, licenses, approvals, authorizations, rights or privileges.

Perfection of the "Investment" is understood as the obtaining of funds from third-party investors up to a total amount of US$ 42 million (including the ongoing capital increase but not including this bond issuance). In the event that any of these transactions involve an Alternative Transaction (as this term is defined in Section 3 below), the Issuer must obtain the prior written authorization of the Investors.

Representations; Obligations
(a)Representations and warranties shall be included, as well as usual obligations in this type of transactions to the satisfaction of the Investors.

Notwithstanding the foregoing, the Parties agree that the Issuance Documents shall reflect the following:

1. Sole Restriction on Indebtedness:
The Issuer shall not allow the Consolidated Indebtedness Ratio to be greater than 3.0:1.00 at the end of each calendar quarter (the "Measurement Date").

2. Sale or Guarantee of Assets

There shall be no restrictions on (i) the disposal of assets or rights of the Issuer or its Subsidiaries, unless the assets or rights represent more than 50% of the capital stock of the relevant company; and (ii) the creation of liens or guarantees on assets or rights of the Issuer or its Subsidiaries, unless the assets or rights represent more than 50% of the assets of the relevant company.

3.      Dividend Distributions

There shall be no restrictions on the distribution of dividends as long as it is made in accordance with the dividend policy then in effect.

Definitions

The Parties agree to define in the Issuance Documents the concepts and terms applicable to the obligations listed above (including but not limited to terms used in capital letters but not defined in this section), taking into general consideration the following terms:

Consolidated Debt Ratio: means the result of dividing: (i) the Consolidated Debt by (ii) the Consolidated EBITDA.
Consolidated Debt: means, on each Measurement Date, with respect to the Issuer and its Subsidiaries (except for Non-Recourse Subsidiaries), the indebtedness of the Issuer and its Subsidiaries, the Convertible Bond, less the indebtedness of Adexus.
Consolidated EBITDA: means, on each Measurement Date, with respect to the Issuer and its Subsidiaries on a consolidated basis, the Net Income plus (i) the net financial (expense) income; (ii) income tax; (iii) depreciation and amortization; and, (iv) the portion corresponding to cost of sales during such period related to the purchase of land in Viva GyM and its Subsidiaries in the ordinary course of business and in accordance with its past practice, less (A) the EBITDA of (i) any Non-Recourse Subsidiary and (ii) Adexus; and, (B) any gain from the disposal of non-current assets or property of the Issuer or any of its Subsidiaries.
Non-Recourse Subsidiary: means Norvial, GyM Ferrovías, Inversiones en Autopistas, Via Expresa Sur, or any other subsidiary of the Issuer incorporated or organized as of the issuance date, to the extent that such subsidiary complies with the following conditions:

a)It does not own, at any time, Tangible Assets other than the assets related to a specific project or business or the shares of a Non-Recourse Subsidiary; and
b)It does not have, at any time, indebtedness for financing other than Non-Recourse Debt.

Non-Recourse Indebtedness: means any indebtedness for financing or refinancing that meets the following conditions:

a)The rights and remedies of such indebtedness ("Non-Recourse Creditors") are limited, in relation to such indebtedness, to the Capital Stock and/or any assets of the Non-Recourse Subsidiary that is the direct or indirect owner of such assets;
b)Liens that may have been granted to Non-Recourse Creditors to guarantee such indebtedness do not encumber any asset or right of the Issuer or its Subsidiaries, except for the assets and rights referred to in subparagraph a. above;
c)Neither the Issuer nor any of its Subsidiaries (other than a Non-Recourse Subsidiary) has agreed to guarantee or otherwise agree to be liable for the payment of such indebtedness; provided that guarantees given by the Issuer for the benefit of Non-Recourse Subsidiaries at the pre-operational stage shall not be considered Consolidated Debt; and,
d)The acceleration or request for payment prior to the maturity of a Non-Recourse Debt as a result of a default does not constitute a default event under any indebtedness of the Issuer and its Subsidiaries, except for such indebtedness, any other Non-Recourse Debt and the indebtedness under the Convertible Bond Financing Documents.

Events of Default:	(b)Usual events of default shall be included in this type of transactions to Investors' satisfaction, including but not limited to cross default and cross acceleration.
Subordination
The Convertible Notes shall be subordinated to any other indebtedness of the Issuer.  The terms of the subordination shall include (i) the priority in the payment of the senior debt over the Convertible Notes, (ii) the restriction for the holders of the Convertible Notes to request the insolvency of the Issuer; the right of the holder of the Convertible Bonds to request the recognition of debt if an insolvency proceeding is initiated against the Issuer is not limited. (iii) the obligation to deliver any amount derived from an attachment or other form of enforcement - discounting reasonably incurred costs - initiated by the holders of the Convertible Bonds for payment of any amount that is enforceable under the senior indebtedness.

The holders of the Convertible Notes must enter into subordination contracts with the Issuer's current or future financiers on standard terms for this type of transaction, should the latter so require.

Applicable Law and Dispute Resolution:
The Issuance Documents shall be subject to the laws of the Republic of Peru.

The dispute resolution mechanism shall be de jure arbitration before the American Chamber of Commerce of Lima (AMCHAM), unless the intervention of the Judicial Branch is required, in which case the judges of the judicial district of Lima - Cercado will be competent.

2.	Conditions. Our Offer is subject to the following terms and conditions:

(i)	Definitive agreements. The Offer is subject to negotiation and subscription by the Parties of the Issuance Documents, which must reflect the terms described in Section 1 above.

(ii)
Internal approvals. The Offer is subject to the Issuer's board of directors and general meeting of shareholders expressly approving the terms of the Offer, respecting the pre-emptive subscription right of the Issuer's shareholders. It is expressly stated that the approvals cannot be generic and must include a specific reference to the fact that the Issuance will be made with the Investors. The Parties acknowledge that, when the Issuer's shareholders exercise their pre-emptive subscription right, they must have agreed versions of the Issuance Documents at their disposal.

3.
Exclusivity. By accepting the Offer, the Issuer grants, and undertakes to cause its Affiliates to grant, in favor of Investors, exclusivity in conversations and negotiations related to transactions involving Alternative Transactions (as this term is defined in this section). In this sense, the Issuer undertakes, and undertakes to cause its Affiliates to undertake, directly or indirectly, the following:

(i)	Not to enter into discussions or negotiations with, or provide information to, any person in connection with a possible Alternative Transaction.
(ii)	Not to enter into any agreement, contract or other instrument in connection with an Alternative Transaction.
(iii)	Not to enter into any negotiations or conversations with any person relating to, or which may result in, an Alternative Transaction.
(iv)	To cease and cause to be terminated any existing conversation or negotiation with any person relating to, or which may result in, an Alternative Transaction.

For purposes of this Offer, "Affiliate" means, with respect to a Party, any person who directly or indirectly Controls or is Controlled by a Party, or is under the Control of the same person who Controls a Party. For purposes of this definition, the verb "Control" (including "Controlled" and "under Control") means the power to direct the administration or policies of a person, either because more than 50% of the voting rights are held in that person or because more than half of the members of that person’s governing body may be appointed, or for any other reason.

For purposes of this Section 3, an "Alternative Transaction" shall be deemed to be (i) any transaction, of whatever nature, which has as a direct or indirect consequence the assumption of any Indebtedness with the option of, whatever the mechanics or instrument, subscribing to shares issued by the Issuer or its Affiliates or exercising the rights associated with such shares, or (ii) any inquiry, proposal or offer by any person (other than Investors and their Affiliates) to effect the transactions set forth in this paragraph. It is hereby stated that an Alternative Transaction shall not be considered a Debt that the Issuer takes guaranteed by the assets of the Issuer or its Affiliates, provided that, indirectly, they do not meet or have a purpose or result similar to a debt convertible into shares of the Issuer (e.g., in which the creditor pays the Debt through the enforcement of a guarantee on shares by becoming a shareholder of the Issuer). Indebtedness" means, in respect of a particular person, (a) its obligations for money loans, (b) its obligations represented by bonds, commercial papers, debentures or similar instruments, and in general, any debt instrument, (c) its obligations in relation to bank guarantee letters including those issued for or on behalf of that person, and (d) in general, any interest-bearing instrument.

The obligations established in this Section 3 shall remain in force until the date on which (i) the terms and conditions of this Offer are resolved pursuant to the provisions of Section 6 of the Offer, or (ii) the Issuance Documents are signed, whichever occurs first. During said term, the parties shall negotiate in good faith in order to reach an agreement in relation to the perfection of the Issuance, taking into consideration the fulfillment of the conditions indicated in Section 1 of this Offer.

4.
Nature of this Offer. By accepting  the Offer, the Parties declare that the present Offer will constitute a commitment to contract between the Parties to carry out the Issuance under the terms and conditions established in Section 1 above, and to execute said Issuance under the terms and conditions established in the Issuance Documents, provided that the conditions established in Section 2 of this Offer have been complied with to the satisfaction of the Investors.

Pending the verification of the aforementioned conditions, this Offer is non-binding and only represents the preliminary intention to carry out the Issuance, and therefore cannot be interpreted, under any term, as a preliminary contract, a binding offer or as an agreement of any nature that generates the obligation of the Parties to sign a definitive contract to formalize the Issuance; except for the terms indicated in Sections 1, 3, 4, 5, 6, 7, 8 and 9 of the Offer, which are binding since the signing of this document.

5.
Assignment. The Issuer gives its consent in advance for any of the Investors to assign its rights and obligations contained herein in favor of any person related or Affiliated to the Investors. The Issuer may not assign its rights and obligations hereunder without the prior written consent of the Investors.

6.	Termination

a.
Termination by Investors. The Parties record that the Investors may terminate the effects of the Offer and/or terminate the transactions established in the Offer by means of written communication from the Investors to the Issuer, in the event of the occurrence of any of the following cases:

(i)	In the event of the Issuer's failure to comply with any of its obligations under this Offer.
(ii)	If the Issuer's board of directors approves (1) a transaction with Investors on terms other than those indicated in this Offer; or (2) an Alternative Transaction.
(iii)	If the Issuer's general meeting of shareholders approves (1) a transaction with the Investors on terms other than those indicated in this Offer; or (2) an Alternative Transaction.
(iv)	Before the occurrence of a Material Adverse Effect on the Issuer.
(v)
The occurrence, at the reasonable discretion of Investors, of one or more circumstances, events, facts or developments that may reasonably lead to the material deterioration of the Issuer's legal and/or reputational situation (including but not limited to circumstances, events, facts or developments relating to its shareholders, representatives, advisors, administrators or officers) in relation to (i) new acts of corruption, or bribery and/or similar offences, including the extension of ongoing investigations into new facts or allegations; (ii) new illegal or improper acts or practices to obtain consents, permits, licenses, approvals, authorizations, rights or privileges, including the extension of ongoing investigations for new facts or allegations and/or (iii) the Issuer's ability to face potential civil remedies.

(vi)
If (1) a meeting of the board of directors is not held for the approval and signing of this document within ten (10) calendar days following the agreement of the terms of this Offer between the Investors and the management of the Issuer; or (2) the Offer is approved by the Board of Directors of the Issuer, a general meeting of shareholders is not held to approve the Offer within forty days following the date of the meeting of the board of directors approving the Offer.

For purposes of this Offer, "Material Adverse Effect" means any act, fact or circumstance which, in the reasonable judgment of Investors: (i) causes or may reasonably cause a material deterioration in the financial and/or economic condition, activities, results, properties (including subsidiaries) or projects of the Issuer; or (ii) affects or may reasonably affect the Issuer's ability to comply with the obligations set out in the Offer and/or the Issuance Documents, as well as the development of its activities; or (iii) affects or may reasonably affect the legality, effectiveness, validity or enforceability of the Offer and/or the Issuance Documents or the obligations arising therefrom, or the rights of Investors under this Offer and/or the Issuance Documents.  Investors may not invoke the existence of a Material Adverse Effect with respect to events, developments or circumstances of which they are aware or of which they are publicly aware prior to the signing of this Offer; Unless otherwise generated, the material deterioration of the Issuer's situation based on changes in conditions or circumstances or the occurrence of new events, developments or circumstances that would not otherwise be individually considered as changes that materially and adversely affect the Issuer's condition at the date of signing of the Offer or the Issuance Documents but which considering the Issuer's situation may reasonably generate a Material Adverse Effect in the reasonable judgment of Investors.

For the purposes of the exercise of the above-mentioned grounds for termination, it will be sufficient for the Investors to send the notice of termination in writing indicating the grounds for termination without having to attach any supporting documentation.

b.
Termination by operation of law. The Parties acknowledge that this Offer and the transactions set out in this Offer shall be automatically terminated if (i) the general meeting of shareholders does not approve the terms of the Offer within ninety (90) calendar days of the execution of this agreement; or (ii) within two (2) months of the execution of this document if the Parties do not reach an agreement with respect to the Issuance Documents.

Notwithstanding the foregoing, in the event of termination of this document by virtue of the provisions of paragraph 6.b above, the Issuer must comply with the exclusivity obligations established in Section 3 (which together with the provisions of Sections 7, 8 and 9 of this Offer shall survive the termination), and shall refrain from calling for approval of and/or approving an Alternative Transaction, during the three (3) months following the date of termination of this document; otherwise, it shall automatically pay the Investors a break-up fee/penalty equivalent to US$2 million.

The Parties recognize that the penalty is fair considering the commitments assumed by the Investors for the purposes of carrying out the Issuance.

7.	Law. The agreements contained herein shall be governed by and construed in accordance with the laws of the Republic of Peru.

8.
Arbitration. The Parties agree that any litigation and dispute resulting from or relating to this document shall be resolved by means of a de jure arbitration organized and administered by the Arbitration Center of the American Chamber of Commerce of Lima (AMCHAM) in accordance with its effective regulations, to which the Parties submit freely, unless the intervention of the Judiciary is required, in which case the judges of the judicial district of Lima - Cercado will be competent. The arbitration shall be conducted by an arbitral tribunal composed of three (3) arbitrators, of whom the Issuer shall appoint one, the Investors shall jointly appoint another, and the arbitrators so chosen shall appoint the third arbitrator who shall preside over the arbitral tribunal. The award rendered in the arbitration proceedings shall be final and without appeal. The place of arbitration shall be Lima, Peru, and the language shall be Spanish.

9.	Others

a.
Partial invalidity. All provisions of this Offer shall be construed so as to be effective and valid under applicable law, but if any part or all of any provision of this Offer shall be declared invalid or unenforceable under applicable law, such provision shall apply with such deletions or amendments as may be necessary so that the respective provision is legal, valid and enforceable and reflects the commercial intent of the parties.

If it is not possible to delete or amend the provision, whether in whole or in part, such provision or part thereof, to the extent that it is declared illegal, invalid or unenforceable, shall be deemed not to form part of this Offer and the legality, validity and enforceability of the remainder of the Offer, subject to any deletion or amendment made pursuant to this Section, shall not be affected.

b.	Amendment. No amendment to this Offer shall be effective unless made in writing and signed by each of the Parties.

c.
Expenses. Each Party hereto shall pay the fees and expenses of its respective advisors, accountants and other experts and shall pay all other costs and expenses incurred in connection with the negotiation, preparation and execution of this Offer and the consummation of the transactions contemplated thereby.

d.
Penalties. In addition to the break-up fee established in Section 6 above, the Parties agree on the following penalties (for the avoidance of doubt, in no case shall the Issuer be obliged to pay cumulative penalties):

i.
Termination for default by the Parties. The Parties shall automatically pay a break-up fee of US$2 million in favor of the other Party in the event that the Offer is terminated as a consequence of a breach attributable to that Party or in the event that this document is becomes ineffective by virtue of the provisions of subsection 6.b(ii) above and this is due to causes attributable to the indemnifying party. For the avoidance of doubt, it is noted that the determination pursuant to subsections 6.a(iv) and 6.a(v) does not constitute a determination for default.

ii.
Non-subscription of the Bonds due to non-fulfillment of condition. If, having obtained the approval of the Issuance by the Issuer's general shareholders meeting and having the Parties agreed on the Issuance Documents, the Investors may not subscribe bonds for at least a total of US$55 million, the Issuer shall automatically pay the Investors a penalty / break-up was of US$2 million.

iii.
Non-subscription of the Bonds by the Investors. If, having complied with all conditions precedent and other terms and conditions of the Issuance Documents signed by the Investors, the Investors will refuse to subscribe the instruments of the Issuance (unless such subscription implies subscribing Bonds for an amount less than US$55 million), the Investors will have to pay a penalty / break-up fee of US$2 million in favor of the Issuer.

iv.
Breach of the exclusivity obligation. Failure to comply with the obligations established in Section 3 above shall automatically generate the Issuer's obligation to pay a penalty / break-up fee in favor of the Investors equivalent to US$2,000,000, without prejudice to the Investors' power to (i) terminate the transactions contemplated in the present Offer pursuant to the provisions of Section 6 of the Offer, and/or (ii) claim compliance with any obligation established in Section 3 above.

The Parties recognize that the above penalties are fair considering the commitments undertaken by both Parties for the purpose of carrying out the Issuance.

10.	Term. This Offer shall automatically terminate if we do not receive written acceptance of the Offer by March 11, 2019.

Any communication in relation to this Offer must be sent to both Investors in writing, and shall be delivered personally, by email or by courier service, as detailed below:

If to Inteligo Name: Reynaldo Roisenvit Position: General Manager Address: Av. Ricardo Rivera Navarrete N°501 Piso 21, San Isidro, Lima, Peru e-mail: rroisenvit@inteligogroup.com

If to Interseguro
Name: Gonzalo Basadre
Position: General Manager
Address: Av. Javier Prado Este N° 492, Oficina 2601, San Isidro, Lima, Peru
e-mail: gonzalo.basadre@interseguro.com.pe

If to NWI Management LP
Name:
Charge:
Address
e-mail:

* *  *

If you find our Offer to be correct, please stamp your signature at the bottom of this letter as a sign of acceptance and send us a copy by email to the contact details above.

Yours sincerely,

(illegible signature) Inteligo Bank Ltd. Reynaldo Roisenvit Executive Director	(illegible signature) Interseguro Compañía de Seguros Gonzalo Basadre General Manager

NWI Management LP

NWI Management LP shall have a term of five (5) business days from the acceptance of the Offer by Graña y Montero S.A.A. to sign the Offer as a sign of acceptance. If NWI Management LP fails to sign the letter within such term, the Offer shall be understood to have been made by Inteligo Bank Ltd. And Interseguro Compañía de Seguros only.

Signed on ___ 2019, as a sign of acceptance, by:

Graña y Montero S.A.A.
Luis Diaz Olivero
General Manager

Graña y Montero S.A.A.
Monica Miloslavich Hart
Corporate Finance Manage

GENERAL SHAREHOLDERS MEETING
March 27, 2019

FIRST MOTION FOR RESOLUTION

Status of the capital increase process with new contributions through Subscription Rounds and Private Placement approved at the General Shareholders Meeting held on November 6, 2018

Recitals:

WHEREAS, on November 6, 2018, the General Shareholders’ Meeting agreed to increase the equity of Graña y Montero S.A.A. (the "Company") providing the creation of up to a total of 211,846,407 new common shares with voting rights, of a minimum placement value of US$ 0.6136 and a nominal value of S/. 1.00 each, within which was allowed the Preemptive Right by the shareholders of the Company, and in the case of the existence of remaining shares, a Private Offer (the "Transaction").

WHEREAS, on November 6, 2018, the Board of Directors approved the specific terms and conditions of the Transaction, including the approval of the issuance of up to 211,846,065 new common shares with voting rights, of a minimum value of US$ 0.6136 and a nominal value of S/. 1.00 each, as well as the rules for the exercise of the Preemptive Right by the shareholders and for the Private Offer.

WHEREAS, on December 18, 2018, finished the First Round of Preemptive Rights, having subscribed and paid a total of 68,372,101 common shares with voting rights of a minimum value of US$ 0.6136 and a nominal value of S/. 1.00 each.

WHEREAS, on December 21, 2018, finished the Second Round of Preemptive Rights, having subscribed and paid a total of 1,008,301 common shares with voting rights of a minimum value of US$ 0.6136 and a nominal value of S/. 1.00 each.

WHEREAS, according to the placement value of US$ 0.6136 per share, the total amount collected by the Company in both Rounds of Preemptive Rights was US$ 42,571,814.66.

WHEREAS, on December 26, 2018, in the exercise of the faculties delegated by the General Shareholders Meeting on November 6, 2018, the Board of Directors determined the following:

a)	WHEREAS, the final amount of the capital increase, after the completion of the two Rounds of Preemptive Rights, is S/. 69'380,402.00.
b)
WHEREAS, after the completion of two Rounds of Preemptive Rights, the invested capital of the Company amounted to S/. 729,434,192.00, for which it was necessary to amend Article 5 of the Company's bylaws.

c)
WHEREAS, from the amount paid by the shareholders in exercise of their Preemptive Rights, the amount of S/. 72'766,887.17, equivalent to the difference between the amount paid according to the placement value of US$ 0.6136 per share and the nominal value of S/. 1.00 per share, shall be accounted as capital premium. To this purpose, the exchange rate of S/. 3.339 was established for each United States Dollar.

WHEREAS, within the framework of faculties delegated by the General Shareholders Meeting of November 6, 2018, the Board of Directors of the Company has determined that, to date, the Private Offer process is open and that the company will try to complete the collection up to the sum of US$ 65'000,000.00, in order to complement the proposal of convertible Bonds of the second motion.

WHEREAS, after finished the Private Offer process, the Board of Directors will determine the new amount of the capital increase taking into account, if applicable, the subscriptions of new common shares that may occur in this stage, for the purpose of eventually determining the final amount of the capital increase and to modify article 5 to what will be its final text.

Motion for resolution:

Take knowledge of the status of the capital increase process through new contributions by Rounds of Subscription and Private Placement approved at the General Shareholders Meeting held on November 6, 2018.

SECOND MOTION FOR RESOLUTION

Issuance and Private Placement of bonds convertible into shares to investors pursuant to articles 315° to 317° of the Peruvian General Corporate Law, article 95 and the following of the Securities Market Law and of Preemptive Rights and delegation of faculties to the Board of Directors to set terms and conditions of the issue and Subscription of Preemptive Right

Recitals:

WHEREAS, through Board of Directors Meeting held on February 28, 2019, they approved the Offer Letter, whose copy is attached as an annex to these motions (the "Offer Letter") sent by Inteligo Bank and Interseguro Compañia de Seguros S.A. (both together with any other signer of the Offer Letter, the "Investors") for the subscription of subordinated bonds convertible into shares to be issued by the Company for an amount of up to US $ 65,000,000.00, whose terms are disclosed in the Relevant Information Communication dated February 28, 2019, and they recommended to the General Shareholders Meeting to approve said issue and placement, honoring the Preemptive Right of the shareholders of the Company.

WHEREAS, the main features of the issuance of bonds convertible into shares, in accordance with the terms and conditions of the Offer Letter are the following:

●	Instrument: Nominative, indivisible, freely negotiable bonds.
●	Type of offer: Private offer.
●	Placement value: Nominal value.
●	Term: Seven years.
●	Compensatory interest: 7% (fixed) per year.
●	Moratory Interest: 2% effective annual rate, in addition to the Compensatory Interest.
●	Conversion Right: (i) from the second year of the term; (ii) conversion price of US$ 0.6136 per share; and, (iii) Investors can only convert their entire tenure.
●	Guarantees: No guarantees.
●	Subordination: Subordinated to any other indebtedness, existing or future debt of the Company.

WHEREAS, in accordance with articles 207 and 316 of the Peruvian General Corporate Law, Law No. 26887, and 101 of the Securities Market Law, Single Revised Text approved by Supreme Decree No. 093-2002-EF, in the issuance of bonds convertible into shares, the shareholders of the Company have the Preemptive Right to subscribe, in proportion to their shareholding, the convertible bonds in accordance to the regulation applicable to the shares, as applicable.

WHEREAS, in accordance with article 208 of the Peruvian General Corporate Law, Law No. 26887, and 106 of the Securities Market Law, Single Revised Text approved by Supreme Decree No. 093-2002-EF, the Preemptive Right must be exercised, at least, in two Rounds, in accordance with the procedure established for this purpose by the General Shareholders Meeting or, as the case may be, the Board of Directors of the Company; and, provide the holder the Preemptive Right to subscribe the bonds convertible into shares in the opportunities, the amount, conditions and procedure established by the General Shareholders Meeting or, as the case may be, by the Board of Directors.

The bonds convertible into shares and the Subscription of Preemptive Rights that are issued to subscribe those bonds, as well as the bonds that are issued from the exercise of the Subscription of Preemptive Rights, have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or under the securities laws of any State or other jurisdiction outside of Peru.

In this sense, such Subscription of Preemptive Rights will only be made available to investors in Peru based on the regulation of the applicable Peruvian Legislation (Peruvian General Corporate Law, Law No. 26887, and the Securities Market Law, Single Text approved by Supreme Decree No. 093-2002-EF), and may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in, into or within the United States under applicable U.S. securities laws or other jurisdictions where prohibited. Likewise, the shares that are issued may not be offered, sold or subscribed, directly or indirectly, except in a transaction that is exempt from, or not subject to, the registration requirements of the Securities Act.

WHEREAS, the Board of Directors clarify that this communication is not an offer to sell or a solicitation of an offer to buy any securities in the United States or to U.S. persons.

Motion for resolution:

Agree the following in relation to the issuance of convertible bonds into shares that is approved:

(i)
Issue, and allocate by Private Offer, bonds convertible into shares up to an amount (nominal value of the total issue of convertible bonds) equivalent to US$ 65'000,000.00, in the terms proposed by the Board of Directors and established in the Offer Letter. The convertible bonds will be subordinated to any other indebtedness, existing or future debt of the Company.

(ii)	Approve that the rules and forms of conversion are defined by the Board of Directors of the Company.

(iii)
Approve that the invested capital of the Company increases in a necessary amount, which will be determined by the Board of Directors, or by management, in case of delegation of the Board of Directors, to attend the issuance of shares in the event that it is exercised the conversion right contemplated by the convertible bonds to be issued, as well as approving any other corporate act that is necessary to effect the aforementioned capital increase.

(iv)	Approve the subscription by the Investors of the bonds, under the terms provided in the Offer Letter, and subject to compliance with the Preemptive Right.

(v)
Approve the issue of Preemptive Right Certificates to subscribe the bonds convertible into shares of the Company to comply with the legal mandate established by the aforementioned regulation. Approve that such Certificates will not be registered nor offered in the United States of America, according to the detail explained by the Board of Directors.

(vi)
Approve as a condition to the issue agreement and complementary agreements that, after finished the Second Round of Preemptive Right, the right to subscribe convertible bonds for an amount greater than US$ 10,000,000 but less than US$ 65,000,000 has been exercised. If the condition occurs, the issuance agreement and the complementary agreements will be without effect, and the Company must return any money it may have received in relation to the exercise of the Preemptive Right.

(vii)
Delegate to the Board of Directors, which may delegate to the management, the negotiation, redaction and approval by the Company of the terms and conditions of the issue, of the agreements with the Investors and of any other act, agreement or contract that is necessary to carry out the issuance, as established in the previous agreements.

(viii)
Delegate to the Board of Directors sufficient faculties to implement the Private Offer and the issue of convertible bonds mentioned above, subject to the established in the proposals described in this Motion, including, but not limited to, the following: (a) establish all the terms and conditions related to the disposal, negotiation and exercise of the Preemptive Right in accordance with what is established by the applicable laws, including the establishment of the date of registration and the date of delivery, as well as the negotiation period of the Preemptive Right Certificates; (b) determine the terms of the conversion; (c) determine the placement price per convertible bond into shares, the form of representation of the securities to be issued, as well as their characteristics and issuance and negotiation, in accordance with the provisions of the applicable laws; (d) implement any agreement, term or condition established in the Offer Letter or modify the terms established in the Offer Letter in agreement with the Investors; (e) execute and formalize the issuance of shares that may be made in the event that the convertible bonds are effectively converted into shares of the Company, including the declaration of the amount of the respective capital increase, the modification of the relevant articles of the statute, among others; and, (f) approve, fix or execute, as well as authorize the management to approve, fix or execute any additional act that is convenient or necessary in order

THIRD MOTION FOR RESOLUTION

Granting faculties to formalize agreements

Motion for resolution:

Grant faculties of representation to certain executives, with the objective of subscribing, on behalf of the Company, all public and private documents required for the formalization and registration of the resolutions adopted at the meeting.

March 01, 2019

We hereby inform as a Relevant Information Communication that we comply to publish the Motions corresponding to the General Shareholders Meeting of Graña and Montero S.A.A. convened on March 27, 2019, on first call, on April 1, 2019, on second call and on April 5, 2019, on third call, at 10:30 am, in all cases, in Petit Thouars Avenue N ° 4957, Miraflores, Lima.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: March 01, 2019